UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*
Satyam Computer Services Limited

(Name of Issuer)
Common Stock, par value Rs. 2.0 per share

(Title of Class of Securities)
804098101

(CUSIP Number)
N. Hariharan
Company Secretary
Larsen & Toubro Limited
L&T House, Ballard Estate
Mumbai 400 001, India
91-22-67525840

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Christian O. Nagler
Srinivas S. Kaushik
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10001
(212) 446-4800
March 12, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804098101	Page	2

1	NAMES OF REPORTING PERSONS Larsen & Toubro Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		81,132,714 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		81,132,714 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

81,132,714 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%* (See Item 5)

14	TYPE OF REPORTING PERSON

HC, CO

*	The calculation of this percentage is based upon 673,884,281 equity shares of Common Stock outstanding, including 130,698,638 underlying equity shares for 65,349,319 ADSs, as of December 31, 2008, reported by the Issuer in its shareholding pattern for the quarter ended December 31, 2008, filed by the Issuer with the Bombay Stock Exchange on January 21, 2009.

CUSIP No.	804098101	Page	3

1	NAMES OF REPORTING PERSONS L&T Capital Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

India

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		30,212,750 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

30,212,750 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,212,750 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%* (See Item 5)

14	TYPE OF REPORTING PERSON

CO

*	The calculation of this percentage is based upon 673,884,281 equity shares of Common Stock outstanding, including 130,698,638 underlying equity shares for 65,349,319 ADSs, as of December 31, 2008, reported by the Issuer in its shareholding pattern for the quarter ended December 31, 2008, filed by the Issuer with the Bombay Stock Exchange on January 21, 2009.

     This Amendment No. 1 to Schedule 13D amends and restates the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the “Commission”) on February 6, 2009 (the “Schedule 13D”), relating to the shares of common stock, par value Rs. 2.0 per share (the “Common Stock”), of Satyam Computer Services Limited, a corporation organized under the laws of the Republic of India (the “Issuer”), with principal executive offices at Satyam Infocity, Unit — 12, Plot No. 35/36, Hi-tech City layout, Survey No. 64, Madhapur Hyderabad — 500 081, Andhra Pradesh, India. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Schedule 13D. Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.

Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as set forth below:
     The shares of Common Stock were acquired as part of a strategic investment by the Reporting Persons. The Reporting Persons intend to optimize the value of their investments and, therefore, will review from time to time the Issuer’s business affairs and financial position based on the available information. In light of the recently announced Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) (Second Amendment) Regulations, 2009, the order of India’s Company Law Board dated as of February 10, 2009 and the announcement of a bid process by the Issuer for selection of an investor (the “Bid Process”) as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. The Reporting Persons have registered their interest to participate in the Bid Process and may in the future submit an expression of interest and participate in the process for selecting bidders however, there is no assurance that the Reporting Persons may, or will be invited to, take any such actions. The Reporting Persons reserve the right to effect any and all actions as it may deem appropriate in the future which actions may, but there is no assurance that they will, have the purpose or effects set forth in paragraphs (a) — (j) of Item 4 of the Schedule 13D.
     The information set forth in Item 3 of the Schedule 13D is hereby incorporated herein by reference.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 16, 2009

LARSEN & TOUBRO LIMITED

By:	/s/ N. Hariharan
Name:	N. Hariharan
Title:	Company Secretary

L&T CAPITAL COMPANY LIMITED

By:	/s/ P.S. Kapoor
Name:	P. S. Kapoor
Title:	Company Secretary